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Exhibit (a)(5)(D)

FOR IMMEDIATE RELEASE

Tucows Inc. Announces Final Results of
Dutch Auction Tender Offer

        TORONTO—January 21, 2010—Tucows Inc. (AMEX:TCX, TSX:TC) a global provider of domain names, email and other Internet services, announced today the final results of its modified "Dutch auction" tender offer, which expired at 5:00 p.m., New York City time, on January 13, 2010. Tucows will purchase 6,341,470 shares of its Common Stock at a purchase price of $0.70 per share, for a total of $4,439,029.00. Payment for shares accepted for purchase will be funded from existing working capital.

        The 6,341,470 shares to be purchased are comprised of the 5,000,000 shares Tucows offered to purchase and 1,341,470 shares to be purchased pursuant to Tucows' right to purchase up to an additional 2% of the shares outstanding immediately prior to the commencement of the tender offer. Due to over-subscription, the final proration factor for shares tendered at or below $0.70 per share is approximately 99.9%. For this purpose, shares tendered at $0.70 per share include shares tendered by those persons who indicated, in their letter of transmittal, that they are willing to accept the price determined in the offer. All shares purchased in the tender offer will receive the same price.

        Payment for shares accepted for purchase, and the return of all other shares tendered but not accepted for payment, will be made promptly by StockTrans, Inc., the depositary for the tender offer.

        As a result of the completion of the tender offer and immediately following payment of the tendered shares, Tucows will have approximately 60,630,764 shares issued and outstanding.

About Tucows

        Tucows is a global Internet services company. OpenSRS manages over 9 million domain names and millions of email boxes through a reseller network of over 9,000 web hosts and ISPs. Hover is the easiest way for individuals and small businesses to manage their domain names and email addresses. YummyNames owns premium domain names that generate revenue through advertising or resale. Butterscotch.com is an online video network building on the foundation of Tucows.com. More information can be found at http://tucowsinc.com.

        For further information: Lawrence Chamberlain, The Equicom Group for Tucows Inc., (416) 815-0700 ext. 257, lchamberlain@equicomgroup.com.

         This news release contains, in addition to historical information, forward-looking statements related to such matters as our business, including the number of shares of common stock outstanding immediately following payment for the tendered shares. Such statements are based on management's current expectations and are subject to a number of uncertainties and risks, which could cause actual results to differ materially from those described in the forward-looking statements. Information about potential factors that could affect Tucows' business, results of operations and financial condition is included in the Risk Factors sections of Tucows' filings with the Securities and Exchange Commission. All forward-looking statements included in this document are based on information available to Tucows as of the date of this document, and, except to the extent Tucows may be required to update such information under any applicable securities laws, Tucows assumes no obligation to update such forward-looking statements.

        TUCOWS is a registered trademark of Tucows Inc. or its subsidiaries. All other trademarks and service marks are the properties of their respective owners.

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Tucows Inc. Announces Final Results of Dutch Auction Tender Offer